Exhibit 4.1

AMENDMENT NO. 1 TO RIGHTS AGREEMENT

THIS AMENDMENT NO. 1 (the “Amendment”), dated as of May 14, 2012, to the Rights Agreement (the “Rights Agreement”), dated as of December 16, 2004, between Kratos Defense & Security Solutions, Inc., a Delaware corporation (the “Company”), and Wells Fargo Bank, N.A. (the “Rights Agent”), is being executed at the direction of the Company.

WHEREAS, Section 26 of the Rights Agreement permits the Company from time to time to supplement and amend the Rights Agreement.

NOW, THEREFORE, in consideration of the foregoing and the agreements, provisions and covenants herein contained, the parties agree as follows:

1.                                      The defined term “Acquiring Person” in Section 1(a) of the Rights Agreement is hereby deleted in its entirety and replaced with the following:

“Acquiring Person” shall mean any Person who or which, together with all Affiliates or Associates of such Person, shall be the Beneficial Owner of 15% or more of the shares of Company Common Stock then outstanding.  Notwithstanding the foregoing, (i) an “Acquiring Person” shall not include any Exempt Person; and (ii) no Person shall be deemed an “Acquiring Person” as a result of the acquisition of shares of Company Common Stock by the Company which, by reducing the number of shares of Company Common Stock outstanding, increases the proportional number of shares beneficially owned by such Person; provided, however, that if (x) a Person would become an Acquiring Person (but for the operation of this subclause (ii)) as a result of the acquisition of shares of Company Common Stock by the Company and (y) after such share acquisition by the Company, such Person becomes the Beneficial Owner of any additional shares of Company Common Stock (other than pursuant to the grant or exercise of an option under a Company stock option plan or pursuant to a dividend or distribution paid or made by the Company on the outstanding shares of Company Common Stock or pursuant to a split or subdivision of the Company Common Stock), then such Person shall be deemed an Acquiring Person unless, upon becoming the Beneficial Owner of such additional shares, such Person is the Beneficial Owner of less than 15% of the outstanding shares of Company Common Stock.

2.                                      A new defined term “Exempt Person” is hereby added to Section 1(a) of the Rights Agreement as follows:

“Exempt Person” shall mean (A) the Company; (B) any Subsidiary of the Company; (C) any employee benefit plan maintained by the Company or any of its Subsidiaries; (D) any trustee or fiduciary with respect to such employee benefit plan acting in such capacity or a trustee or fiduciary holding shares of Company Common Stock for the purpose of funding any such plan or employee benefits; (E) Oak Investment Partners IX, L.P., Oak IX Affiliates Fund, L.P., Oak IX Affiliates Fund-A, L.P., Oak X Affiliates Fund, L.P., Oak Investment Partners X, L.P., Oak Investment Partners XIII, L.P. or their Affiliates and Associates (collectively, the “Oak Parties”) as long as (1) the Oak Parties, individually or in the aggregate, are not the Beneficial Owner of more than 25% of the shares of Company Common Stock then outstanding (other than pursuant to a transaction authorized in writing in advance by the Board of Directors, including a dividend or distribution paid or made by the Company on the outstanding shares of Company Common Stock in shares of Company Common Stock or pursuant to a split or subdivision of shares of Company Common Stock), (2) the Standstill Agreement, dated May 14, 2012, between the Company and the Oak Parties, as amended from time to time, (the “Standstill Agreement”) continues to be a binding enforceable obligation of the Oak Parties, (3) the Oak Parties are in substantial and material compliance (as determined by the Board of Directors in its sole discretion) with the terms of the Standstill Agreement, (4) any and all amendments to the Standstill Agreement have been approved by the Board of Directors and (5) no amendments, if executed after the Distribution Date, cure, or have the effect of curing, any prior breach of the Standstill Agreement; (F) any Person if the Board of Directors determines in good faith that such Person who would otherwise be an “Acquiring Person” became such inadvertently (including, without limitation, because (x) such Person was unaware that it beneficially owned a percentage of Company Common Stock that would otherwise cause such Person to be an “Acquiring Person” or (y) such Person was aware of the extent of its Beneficial Ownership of Company Common Stock but had no actual knowledge of the consequences of such Beneficial Ownership under this Agreement) and without any intention of changing or influencing control of the Company, and if such Person does not acquire any additional shares of Company Common Stock and as promptly as practicable divested or divests itself of Beneficial Ownership of a sufficient number of shares of Company Common Stock so that such Person would no longer be an “Acquiring Person;” or (G) any Person who becomes the Beneficial Owner of 15% or more of the then-outstanding shares of Company Common Stock as a result of the acquisition of shares of Company Common Stock directly from the Company in one or more transactions approved by a majority of the Board of Directors.

3.                                      By executing this Amendment below, the Company certifies that this Amendment has been executed and delivered in compliance with the terms of Section 26 of the Rights Agreement.

4.                                      The term “Agreement” as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended hereby, and all references to the Rights Agreement shall be deemed to include this Amendment.

5.                                      This Amendment shall become effective as of the day and year first written above.  Except as modified by this Amendment, the Rights Agreement shall remain in full force and effect without any modification.

6.                                      This Amendment may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

7.                                      This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

The parties hereto have caused this Amendment to be executed and delivered as of the day and year first written above.

KRATOS DEFENSE & SECURITY SOLUTIONS, INC.

By:	/s/ Deanna H. Lund
Name:	Deanna H. Lund
Title:	Executive Vice President and
Chief Financial Officer

WELLS FARGO BANK, N.A.

By:	/s/ Martin J. Knapp
Name:	Martin J. Knapp
Title:	Assistant Vice President

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO RIGHTS AGREEMENT]